SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                           James Monroe Bancorp, Inc.
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                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)


                                  470338 10 4
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                                 (CUSIP Number)


                  Richard Linhart, James Monroe Bancorp, Inc.
                               3033 Wilson Blvd.
                             Arlington, VA 22201-38
                                  703-524-8100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 30, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 470338 10 4                  13D                     Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                               Terry L. Collins
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


                              Personal Funds (PF)
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


                                 Not applicable
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6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                      U.S.
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               7    SOLE VOTING POWER

  NUMBER OF
                                     50,200
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                             0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                     50,200
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                       0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     50,200
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      5.05
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14   TYPE OF REPORTING PERSON*


                                Individual (IN)
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 470338 10 4                  13D                     Page 3 of 4 Pages


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ITEM 1.  SECURITY AND ISSUER.

Common stock, $1.00 par value, James Monroe Bancorp, Inc., 3033 Wilson Blvd., Arlington, VA 22201

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ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: Terry L. Collins

     (b) Residence or business address: 6713 Bellamy Avenue,
         Springfield, VA 22152

     (c) Principal Occupation: Engineer, Argon Engineering Associates, 12701 Fair Lakes Circle, Fairfax, VA

     (d) Not convicted in a criminal proceeding (excluding traffic violations and similar misdemeanor(s)) within the last five years

     (e) Not party to a civil proceeding of a judicial or administrative body of competent jurisdiction during past five years

     (f) Citizenship: United States of America

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares were acquired by Mr. Collins using personal funds in the amount of $509,500 without borrowings or other indebtedness

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ITEM 4.  PURPOSE OF TRANSACTION.


All of the shares of common stock, the acquisition of which is disclosed hereby, were acquired for personal investment purposes.

The reporting person is a director ofd the issuer. He intends to vote, or cause to be voted, all shares which he has the power to vote, in favor of his reelection

Except as indicated above, the reporting person has no present plans or proposes which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Collins beneficially owns 50,200 shares of common stock, or 5.05% of the outstanding shares. Mr. Collins also owns, and the 50,200 includes, exercisable options to acquire 4,200 shares of common stock.

     (b) Mr. Collins has the sole power to vote and the sole power to dispose of the 50,200 shares of common stock

     (c) No shares were acquired within the last 60 days prior to the filing of this statement.

     (d) Not applicable

     (e) Not applicable

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.


None
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Item 7.  Material to be Filed as Exhibits.


None
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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        4-27-01
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Terry L. Collins
                                        ----------------------------------------
                                                       (Signature)


                                                      Terry L. Collins
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).